# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pacira BioSciences, Inc., CIK 0001396814
CUSIP: 695127100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2000 SIERRA POINT PARKWAY, SUITE 900, BRISBANE, California (CA), 94005
Date of event which requires filing of this statement: 08/01/2025
Filed by CIK 0001962221
Persons authorized to receive notices and communications: Pedro Escudero, 3350 Virginia Street, Suite 530, Miami, Florida (FL), 33133, (305) 549-5081; Nishant P. Mehta, Esq., 1110 Brickell Avenue, Suite 505, Miami, Florida (FL), 33131, (305) 676-0924

## Reporting persons
- Doma Perpetual Capital Management LLC (CIK 0001962221): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,698,618; sole dispositive power 0; shared dispositive power 2,698,618; aggregate amount beneficially owned 2,698,618 (5.7% of the class)
- DOMA Perpetual LO Equity Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,698,618; sole dispositive power 0; shared dispositive power 2,698,618; aggregate amount beneficially owned 2,698,618 (5.7% of the class)
- Doma Perpetual Partners GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,698,618; sole dispositive power 0; shared dispositive power 2,698,618; aggregate amount beneficially owned 2,698,618 (5.7% of the class)
- Pedro Escudero: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), working capital (WC); sole voting power 159,000; shared voting power 2,539,618; sole dispositive power 159,000; shared dispositive power 2,539,618; aggregate amount beneficially owned 2,698,618 (5.7% of the class)
- John Templeton Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Tennessee (TN); source of funds: working capital (WC); sole voting power 0; shared voting power 735,549; sole dispositive power 0; shared dispositive power 735,549; aggregate amount beneficially owned 735,549 (1.6% of the class)
  Comment: John Templeton Foundation beneficially owns Common Shares via its wholly-owned investment holding company, Reliability LLC.
- DOMA2 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,698,618; sole dispositive power 0; shared dispositive power 2,698,618; aggregate amount beneficially owned 2,698,618 (5.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Pacira BioSciences, Inc.
Address of issuer's principal executive offices: 2000 SIERRA POINT PARKWAY, SUITE 900, BRISBANE, California (CA), 94005
Comment: This Schedule 13D relates to the Common Shares, with par value $0.001 per share (the "Common Shares"), of Pacira BioSciences, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 2000 Sierra Point Parkway, Suite 900, Brisbane, California 94005.

## Item 2. Identity and Background
Name of person filing:
This statement is filed by the entities and persons listed below:

(i) Doma Perpetual Capital Management LLC ("Doma"), as the investment manager for Doma Perpetual Lo Equity Master Fund LP and the John Templeton Foundation ("The John Templeton Foundation"), with respect to the Common Shares beneficially owned by it;

(ii) DOMA Perpetual LO Equity Master Fund LP ("Doma Master Fund"), a Cayman Islands exempted limited partnership, with respect to the Common Shares beneficially owned by it;

(iii) Doma Perpetual Partners GP LLC ("Doma GP"), as the general partner of the Doma Master Fund, with respect to the Common Shares beneficially owned by it;

(iv) DOMA2 LLC ("Doma 2"), as the managing member of Doma GP, with respect to the Common Shares beneficially owned by it;

(v) The John Templeton Foundation, as a discretionary investment management client of Doma, with respect to the Common Shares beneficially owned by it; and

(vi) Pedro Escudero ("Mr. Escudero"), individually and as Chief Investment Officer of Doma and sole Manager of Doma 2 with respect to the Common Shares beneficially owned by him.
Residence or business address:
The address of the principal office of each of Doma, Doma Master Fund, Doma GP, Doma2, and Pedro Escudero is 3350 Virgina Street, Suite 530, Miami, FL 33133.

The address of the principal office of The John Templeton Foundation is 300 Conshohocken State Road, Suite 500, West Conshohocken, PA 19428.
Present principal occupation or employment:
Doma provides investment advisory and management services and acts as the investment manager of Doma Master Fund and The John Templeton Foundation.

Doma Master Fund has been formed for the purpose of investing in securities and engaging in all related activities and transactions.

Doma GP provides investment management services and serves as the general partner of the Doma Master Fund.

Doma 2 is the managing member of Doma GP.

The John Templeton Foundation, via its wholly-owned investment holding company, Reliability LLC, invests in securities and engages in all related activities and transactions.

Mr. Escudero serves as Chief Executive Officer and Chief Investment Officer of Doma and sole Manager of Doma 2.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Escudero is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Common Shares purchased by Doma on behalf of the Doma Master Fund were purchased in 2023, 2024, and Q1 of 2025 with working capital. The aggregate amount of Common Shares purchased in these periods was 1,804,069. The aggregate purchase price of the purchases was $48,257,894.

The Common Shares purchased by Pedro Escudero in his individual capacity were purchased in Q3 of 2024 with his personal funds. The aggregate amount of Common Shares purchased in this period was 159,000. The aggregate purchase price of the purchases was $3,256,514.

The Common Shares purchased by Doma on behalf of The John Templeton Foundation and its wholly-owned investment holding company, Reliability LLC, were purchased on 8/1/2025, 8/4/2025, and 8/5/2025 with working capital. The aggregate amount of Common Shares purchased on those dates was 735,549. The aggregate purchase price of these purchases was $16,329,100.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons purchased Common Shares on 8/1/2025, 8/4/2025, and 8/5/2025 with the intent to influence the Issuer, but without the intention to take full control of it. Doma may acquire more Common Shares. The Reporting Persons are not currently contemplating a merger, reorganization, or other extraordinary transaction, but may contemplate such a transaction if they believe the Common Shares are underperforming. The Reporting Persons are not currently contemplating any changes in the Issuer's management or board composition, but may contemplate such changes if they believe the Common Shares are underperforming. The Reporting Persons are not currently seeking material changes to the Issuer's operations, policies, or corporate structure, but may seek such changes if they believe the Common Shares are underperforming.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are calculated based upon 47,432,721 outstanding Common Shares of the Issuer as of 8/5/2025.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentage of the Common Shares beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Doma, on behalf of The John Templeton Foundation, entered into open market transactions on 8/1/2025, 8/4/2025, and 8/5/2025 in which it purchased, respectively, 433,549 Common Shares at an average purchase price of $21.78 per share (the purchase prices ranged from $21.32 per share to $22.06 per share), 242,000 Common Shares at a purchase price of $22.77 per share, and 60,000 Common Shares at a purchase price of $22.65 per share.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Doma Perpetual Capital Management LLC: Pedro Escudero, Authorized Signatory (08/08/2025)
- DOMA Perpetual LO Equity Master Fund LP: Pedro Escudero, Authorized Signatory (08/08/2025)
- Doma Perpetual Partners GP LLC: Pedro Escudero, Authorized Signatory (08/08/2025)
- Pedro Escudero: Pedro Escudero, Authorized Signatory (08/08/2025)
- John Templeton Foundation: Pedro Escudero, Authorized Signatory (08/08/2025)
- DOMA2 LLC: Pedro Escudero, Authorized Signatory (08/08/2025)